UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
EF Resources, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Texas

Date of organization
January 21, 2015

Physical address of issuer
716 S. Frio Street, Suite 201, San Antonio, Texas 78207

Website of issuer
https://www.energyfunders.com

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Laura Pommer

_____

(Signature)

Laura Pommer

_____

(Name)

President & CEO

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Laura Pommer

_____

(Signature)

Laura Pommer

_____

(Name)

President & CEO

_____

(Title)

April 30, 2021

_____

(Date)

/s/Kim Vo

(Signature)

Kim Vo

(Name)

Chief Financial Officer

(Title)

April 30, 2021

(Date)

/s/Roger S. Braugh, Jr.

(Signature)

Roger S. Braugh, Jr.

(Name)

Board of Directios

(Title)

April 30, 2021

(Date)

/s/Thomas M. Crain, Jr

(Signature)

Thomas M. Crain, Jr

(Name)

Board of Directios

(Title)

April 30, 2021

(Date)

/s/Jeffrey R. Harder

(Signature)

Jeffrey R. Harder

(Name)

Board of Directios

(Title)

April 30, 2021

(Date)

/s/Christopher J. Pettit

(Signature)

Christopher J. Pettit

(Name)

Board of Directios

(Title)

April 30, 2021

(Date)

/s/Paul C. Sewell

(Signature)

Paul C. Sewell

(Name)

Board of Directios

(Title)

April 30, 2021

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.